[Medivation Letterhead]

VIA EDGAR

January 18, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Medivation, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-32836

Dear Mr. Rosenberg:

On behalf of Medivation, Inc. (“Medivation” or the “Company”), I am responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2012, with respect to Medivation’s Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

The Astellas Collaboration Agreement, page 6

1. We note that Astellas is obligated to pay you royalties on the amount of aggregate net sales of each product outside of the U.S (“Licensed Territory”). We also note that a European marketing application is currently under review by the EMA for XTANDI. Please provide us with draft disclosure for future filings that expands your disclosure to provide the duration of the collaboration agreement with Astellas in the Shared Territory and the Licensed Territory and a range of royalties, within a ten percent range (e.g. single digits, teens, twenties, etc . ) from the lowest tier and the highest tier, that Astellas is obligated to pay you for sales of products outside of the U.S. Please note that notwithstanding your confidential treatment request, we deem this information material to investors.

Response:

In response to the Staff’s comment, Medivation intends to include in its future periodic reports filed with the Commission, updated as applicable for current facts and circumstances, the following disclosure with respect to the duration of the collaboration agreement with Astellas:

“Unless terminated earlier by the Company or Astellas pursuant to the terms thereof, the Astellas Collaboration Agreement will remain in effect: (a) in the United States, until such time as Astellas notifies the Company that Astellas has permanently stopped selling products covered by the Astellas Collaboration Agreement in the United States; and (b) in each other country of the world, on a country-by-country basis, until such time as (i)

products covered by the Astellas Collaboration Agreement cease to be protected by patents or regulatory exclusivity in such country and (ii) commercial sales of generic equivalent products have commenced in such country.”

Further, in response to the Staff’s comment, Medivation intends to revise its reference to the royalty referenced above from a “tiered double-digit royalty” to a “ tiered royalty ranging from the low teens to the low twenties” in its future periodic reports filed with the Commission.

2. Please provide revised proposed disclosure to be included in future filings, that breaks out the $335 million in development milestones between those that are substantive and those that are not. Also describe each substantive milestone and the related contingent consideration for your Astellas agreement in addition to the $60 million in milestones that you have disclosed.

Response:

In response to the Staff’s comment, Medivation intends to revise the section of footnote 2(l) (summary of significant accounting policies – collaboration agreement payments) titled “milestone payments” in its future annual reports filed with the Commission, updated as applicable for current facts and circumstances, to read as follows:

“Milestone Payments

The Company is eligible to receive milestone payments under the Astellas Collaboration Agreement based on achievement of specified development, regulatory and commercial events. Management evaluated the nature of the events triggering these contingent payments, and concluded that these events fall into two categories: (a) events which involve the performance of the Company’s obligations under the Astellas Collaboration Agreement, and (b) events which do not involve the performance of the Company’s obligations under the Astellas Collaboration Agreement.

The former category of milestone payments consists of those triggered by development and regulatory activities in the United States and by the acceptance for review of marketing applications in Europe and Japan. Management concluded that each of these payments, with one exception, constitute substantive milestones. This conclusion was based primarily on the facts that (i) each triggering event represents a specific outcome that can be achieved only through successful performance by the Company of one or more of its deliverables, (ii) achievement of each triggering event was subject to inherent risk and uncertainty and would result in additional payments becoming due to the Company, (iii) each of the milestone payments is non-refundable, (iv) substantial effort is required to complete each milestone, (v) the amount of each milestone payment is reasonable in relation to the value created in achieving the milestone, (vi) a substantial amount of time is expected to pass between the up-front payment and the potential milestone payments, and (vii) the milestone payments relate solely to past performance. Based on the foregoing, the Company recognizes any revenue from these milestone payments in the period in which the underlying triggering event occurs. The one exception is the milestone payment for initiation of the Phase 3 PREVAIL trial, an event which management deemed to be reasonably assured at the inception of the Astellas collaboration. This milestone payment was triggered in the third quarter of 2010, and the

Company is amortizing it as revenue on a straight-line basis over the performance period of the Astellas Collaboration Agreement.

The latter category of milestone payments consists of those triggered by regulatory approvals in Europe and Japan, and commercial activities globally, all of which are areas in which the Company has no pertinent contractual responsibilities under the Astellas Collaboration Agreement. Management concluded that these payments constitute contingent revenues and thus recognizes them as revenue in the period in which the contingency is met.”

Further, in response to the Staff’s comment, Medivation intends to include in its future periodic reports filed with the Commission, updated as applicable for current facts and circumstances, the following disclosure with respect to the revenue recognition treatment of the remaining development and sales milestone payments that Medivation is eligible to earn under the Astellas Collaboration Agreement:

“The Company expects that any of the remaining $277.0 million in development milestone payments and the $320.0 million in sales milestone payments that the Company may earn in the future under the Astellas Collaboration Agreement will be recognized as revenue in their entirety in the period in which the underlying milestone event is achieved.”

Further, in response to the Staff’s comment, Medivation intends to include in its future periodic reports filed with the Commission, updated as applicable for current facts and circumstances, the following disclosure with respect to the triggering events and amounts of the remaining development milestone payments that Medivation is eligible to earn under the Astellas Collaboration Agreement:

“The remaining $277.0 million in development milestone payments the Company is eligible to receive under the Astellas Collaboration Agreement are as follows:

Milestone Event	4th line prostate cancer patients(1)	3rd line prostate cancer patients(2)	2nd line prostate cancer patients(3) (4)

First acceptance for filing of a marketing application in:

The U.S.	(5)	$10 million	$15 million

The first major country in Europe	(5)	$5 million	$10 million

Japan	$5 million	$5 million	$10 million

First approval of a marketing application in:

The U.S.	(5)	$30 million	$60 million

The first major country in Europe	$15 million	$15 million	$30 million

Japan	$15 million	$15 million	$30 million

(1)	Defined as prostate cancer patients who meet each of the following three criteria: (a) prior treatment failure on either (i) one or more leuteinizing hormone-releasing hormone analog drugs or (ii) surgical castration; (b) prior treatment failure on one or more androgen receptor antagonist drugs; and (c) prior treatment failure on chemotherapy.
(2)	Defined as prostate cancer patients who meet each of the following three criteria: (a) prior treatment failure on either (i) one or more leuteinizing hormone-releasing hormone analog drugs or (ii) surgical castration; (b) prior treatment failure on one or more androgen receptor antagonist drugs; and (c) no prior exposure to chemotherapy for prostate cancer.
(3)	Defined as prostate cancer patients who meet each of the following two criteria: (a) prior treatment failure on either (i) one or more leuteinizing hormone-releasing hormone analog drugs or (ii) surgical castration; and (b) no prior treatment failure on one or more androgen receptor antagonist drugs.
(4)

An additional milestone payment of $7 million is payable upon the first to occur of: (a) first approval of a marketing application in the U.S. with a label encompassing 2nd line prostate cancer patients; (b) first approval of a marketing application in the first major country in Europe with a label encompassing 2nd line prostate cancer patients; (c) first approval of a marketing application in Japan with a label encompassing 2nd line patients; or (d) first patient dosed in a Phase 3 clinical trial other than the PREVAIL trial that is designed specifically to support receipt of marketing approval in 2nd line patients.

(5)	These milestone payments have been previously earned and the related payments have been received.

3. You state that “the outcome of the litigation is necessarily uncertain”. Please provide proposed revisions to your disclosure that comply with the language in ASC 450-20-50-4.

Response:

In response to the Staff’s comment, Medivation intends to include in its future periodic reports filed with the Commission, updated as applicable for current facts and circumstances, the disclosure included below. When the likelihood of a material loss becomes at least reasonably possible, Medivation will revise such disclosure to provide an estimate of the reasonably possible loss or range of reasonably possible loss or a statement that such an estimate cannot be made.

“The Company is party to legal proceedings, investigations, and claims in the ordinary course of its business[, including the matters described below]. The Company records accruals for outstanding legal matters when it believes that it is both probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal matters that could affect the amount of any accrual and developments that would make a loss contingency both probable and reasonably estimable. To the extent new information is obtained and the Company’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Company’s accrued liabilities would be recorded in the period in which such determination is made. [For the matters referenced below, the liability is not probable or the amount cannot be reasonably estimated; and, therefore, accruals have not been made.] In addition, in accordance with the relevant authoritative guidance, for matters for which the likelihood of material loss is at least reasonably possible, the Company provides disclosure of the possible loss or range of loss; however, if a reasonable estimate cannot be made, the Company will provide disclosure to that effect.”

* * * *

In addition, Medivation acknowledges:

•	Medivation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Medivation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (415) 829-4101, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Medivation, Inc.

By:	/s/ C. Patrick Machado
C. Patrick Machado
Chief Business Officer & Chief Financial Officer

cc:	David Hung, M.D. – President and Chief Executive Officer
Kenneth L. Guernsey – Cooley LLP

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